UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    May 13, 2015

Financial Results Fiscal Year 3/2015 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc. Sumitomo Mitsui Banking Corporation

Notes 1. Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
2. Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

Consolidated	(Millions of yen)

		FY3/2015		FY3/2014
			Change
Consolidated gross profit	1	2,980,403	82,170	2,898,233
Net interest income	2	1,505,178	21,009	1,484,169
Trust fees	3	2,890	418	2,472
Net fees and commissions	4	996,676	12,087	984,589
Net trading income	5	195,119	(16,762)	211,881
Net other operating income	6	280,538	65,418	215,120
General and administrative expenses	7	(1,659,341)	(89,396)	(1,569,945)
Equity in gains (losses) of affiliates	8	(10,600)	(20,841)	10,241

Consolidated net business profit	9	1,310,461	(28,069)	1,338,530

Total credit cost	10	(7,847)	(56,920)	49,073
Credit costs	11	(84,985)	11,812	(96,797)
Write-off of loans	12	(76,997)	7,936	(84,933)
Provision for reserve for possible loan losses	13	-	-	-
Others	14	(7,988)	3,875	(11,863)
Gains on reversal of reserve for possible loan losses	15	61,158	(75,054)	136,212
Recoveries of written-off claims	16	15,979	6,322	9,657
Gains (losses) on stocks	17	66,693	(22,550)	89,243
Other income (expenses)	18	(48,151)	(3,637)	(44,514)

Ordinary profit	19	1,321,156	(111,176)	1,432,332

Extraordinary gains (losses)	20	(11,778)	(2,141)	(9,637)
Gains (losses) on disposal of fixed assets	21	(6,315)	2,280	(8,595)
Losses on impairment of fixed assets	22	(5,109)	(1,761)	(3,348)
Income before income taxes and minority interests	23	1,309,377	(113,317)	1,422,694
Income taxes - current	24	(325,341)	(35,155)	(290,186)
Income taxes - deferred	25	(116,020)	52,598	(168,618)
Income before minority interests	26	868,015	(95,874)	963,889
Minority interests in net income	27	(114,405)	14,127	(128,532)

Net income	28	753,610	(81,747)	835,357

Notes	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

		+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	3.	Changed definition of “Consolidated net business profit” from FY3/2015.

		The figures for FY3/2014 have been adjusted retrospectively.

Number of consolidated subsidiaries and affiliates

		Mar. 31, 2015		Mar. 31, 2014
			Change
Consolidated subsidiaries	29	317	(7)	324
Equity method affiliates	30	50	4	46

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2015		FY3/2014
			Change
Gross banking profit	1	1,634,284	76,100	1,558,184
Gross domestic profit	2	1,097,724	(14,284)	1,112,008
Net interest income	3	863,538	(17,109)	880,647
Trust fees	4	1,841	(104)	1,945
Net fees and commissions	5	215,570	(14,871)	230,441
Net trading income	6	3,380	3,453	(73)
Net other operating income	7	13,393	14,345	(952)
Gains (losses) on bonds	8	3,341	8,203	(4,862)
Gross international profit	9	536,560	90,385	446,175
Net interest income	10	257,890	73,632	184,258
Net fees and commissions	11	134,440	7,502	126,938
Net trading income	12	9,418	(27,434)	36,852
Net other operating income	13	134,810	36,685	98,125
Gains (losses) on bonds	14	44,558	38,962	5,596
Expenses (excluding non-recurring losses)	15	(791,211)	(45,466)	(745,745)
Overhead ratio	16	48.4%	0.5%	47.9%
Personnel expenses	17	(312,580)	(29,344)	(283,236)
Non-personnel expenses	18	(435,771)	(10,631)	(425,140)
Taxes	19	(42,859)	(5,491)	(37,368)

Banking profit (before provision for general reserve for possible loan losses)	20	843,073	30,635	812,438
Gains (losses) on bonds	21	47,899	47,165	734

Provision for general reserve for possible loan losses	22	-	-	-
Banking profit	23	843,073	30,635	812,438
Non-recurring gains (losses)	24	112,919	(27,159)	140,078
Credit costs	25	(5,193)	3,752	(8,945)
Gains on reversal of reserve for possible loan losses	26	79,009	(53,775)	132,784
Recoveries of written-off claims	27	6,326	6,244	82
Gains (losses) on stocks	28	52,582	(53,828)	106,410
Other non-recurring gains (losses)	29	(19,805)	70,447	(90,252)

Ordinary profit	30	955,992	3,476	952,516

Extraordinary gains (losses)	31	(8,344)	(2,311)	(6,033)
Gains (losses) on disposal of fixed assets	32	(4,911)	(1,307)	(3,604)
Losses on impairment of fixed assets	33	(3,432)	(1,004)	(2,428)
Income before income taxes	34	947,648	1,165	946,483
Income taxes - current	35	(224,845)	(41,976)	(182,869)
Income taxes - deferred	36	(79,787)	78,571	(158,358)

Net income	37	643,015	37,760	605,255

Total credit cost (22+25+26+27)	38	80,142	(43,778)	123,920
Provision for general reserve for possible loan losses	39	91,528	24,901	66,627
Write-off of loans	40	(417)	4,103	(4,520)
Provision for specific reserve for possible loan losses	41	(12,547)	(79,446)	66,899
Losses on sales of delinquent loans	42	(4,776)	(351)	(4,425)
Provision for loan loss reserve for specific overseas countries	43	28	770	(742)
Recoveries of written-off claims	44	6,326	6,244	82

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated	(%)

	FY3/2015	Six months ended Sep. 30, 2014	Six months ended Mar. 31, 2015	FY3/2014
Yield on interest earning assets (A)	1.31	1.43	1.19	1.30
Interest earned on loans and bills discounted (C)	1.32	1.34	1.30	1.41
Interest earned on securities	1.43	1.78	1.08	1.18
Total cost of funding (including expenses) (B)	0.79	0.82	0.77	0.86
Cost of interest bearing liabilities	0.07	0.07	0.07	0.08
Interest paid on deposits, etc. (D)	0.03	0.03	0.03	0.04
Interest paid on other liabilities	0.14	0.16	0.14	0.25
Expense ratio	0.72	0.75	0.70	0.78
Overall interest spread (A) - (B)	0.52	0.61	0.42	0.44
Interest spread (C) - (D)	1.29	1.31	1.27	1.37

3. Gains (losses) on securities

SMBC non-consolidated	(Millions of yen)

	FY3/2015	Change	FY3/2014
Gains (losses) on bonds	47,899	47,165	734
Gains on sales	68,406	31,645	36,761
Losses on sales	(20,179)	2,262	(22,441)
Gains on redemption	3	3	0
Losses on redemption	(330)	13,095	(13,425)
Losses on devaluation	–	160	(160)

Gains (losses) on stocks	52,582	(53,828)	106,410
Gains on sales	68,297	(51,930)	120,227
Losses on sales	(3,013)	4,531	(7,544)
Losses on devaluation	(12,702)	(6,430)	(6,272)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Mar. 31, 2015					Mar. 31, 2014
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)
					Gains	Losses
			(a)	(a) - (b)
Held-to-maturity securities	1	3,397,151	20,580	(13,217)	20,580	-	4,536,849	33,797
Other securities	2	26,263,425	2,604,985	1,199,993	2,653,967	48,981	22,866,288	1,404,992
Stocks	3	4,065,999	2,054,308	923,165	2,073,367	19,059	3,185,495	1,131,143
Bonds	4	13,699,561	50,028	(15,564)	60,837	10,808	12,897,704	65,592
Japanese government bonds	5	11,007,006	12,968	(9,486)	18,649	5,680	9,911,224	22,454
Others	6	8,497,864	500,649	292,394	519,762	19,113	6,783,089	208,255
Foreign bonds	7	5,633,955	29,230	56,341	45,707	16,477	4,304,903	(27,111)
Other money held in trust	8	7,087	-	-	-	-	23,120	-
Total	9	29,667,664	2,625,566	1,186,777	2,674,548	48,981	27,426,258	1,438,789
Stocks	10	4,065,999	2,054,308	923,165	2,073,367	19,059	3,185,495	1,131,143
Bonds	11	17,096,713	70,609	(28,779)	81,417	10,808	17,425,753	99,388
Others	12	8,504,952	500,649	292,392	519,762	19,113	6,815,009	208,257

SMBC non-consolidated							(Millions of yen)
		Mar. 31, 2015					Mar. 31, 2014
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)
			(a)		Gains	Losses
				(a) - (b)
Held-to-maturity securities	13	3,352,592	20,454	(12,661)	20,454	-	4,436,939	33,115
Stocks of subsidiaries and affiliates	14	3,414,839	(58,526)	13,895	22,352	80,878	3,148,478	(72,421)
Other securities	15	23,774,009	2,392,781	1,108,002	2,436,529	43,747	20,288,361	1,284,779
Stocks	16	3,970,914	1,989,713	880,623	2,007,929	18,216	3,118,385	1,109,090
Bonds	17	13,036,709	45,868	(14,125)	56,548	10,680	11,831,122	59,993
Japanese government bonds	18	10,687,062	11,131	(9,753)	16,812	5,680	9,491,777	20,884
Others	19	6,766,385	357,200	241,505	372,050	14,850	5,338,853	115,695
Foreign bonds	20	4,238,647	30,320	52,667	42,891	12,571	3,178,906	(22,347)
Other money held in trust	21	-	-	-	-	-	2,060	-
Total	22	30,541,441	2,354,709	1,109,235	2,479,335	124,626	27,875,841	1,245,474
Stocks	23	5,180,246	1,986,857	882,490	2,016,376	29,519	4,287,847	1,104,367
Bonds	24	16,389,301	66,322	(26,787)	77,002	10,680	16,268,062	93,109
Others	25	8,971,892	301,529	253,532	385,955	84,426	7,319,931	47,997

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 29,870 million yen and 17,031 million yen were recognized in the statements of income as of March 31, 2015 and March 31, 2014, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2015					Mar. 31, 2014

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	3,273.9	12,200.4	848.2	66.7	16,389.3	5,340.7	9,207.8	1,643.6	75.9	16,268.1
Japanese government bonds	2,988.1	10,641.9	340.1	-	13,970.1	4,689.1	7,733.0	1,400.8	-	13,822.9
Japanese local government bonds	31.9	0.1	0.5	0.0	32.6	12.4	33.9	0.5	0.0	46.8
Japanese corporate bonds	253.9	1,558.4	507.7	66.7	2,386.6	639.2	1,440.9	242.3	75.9	2,398.3
Others	1,163.4	1,706.3	1,283.6	715.0	4,868.2	766.9	1,920.5	552.2	384.1	3,623.7
Total	4,437.3	13,906.7	2,131.8	781.7	21,257.5	6,107.6	11,128.3	2,195.8	460.1	19,891.8

6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2015				Mar. 31, 2014
			Net Assets (a) - (b)				Net Assets (c) - (d)
	Assets (a)	Liabilities (b)		Net deferred gains (losses)	Assets (c)	Liabilities (d)		Net deferred gains (losses)
Interest rate swaps	230.6	163.2	67.4	12.2	99.0	75.9	23.1	(44.6)
Currency swaps	139.1	1,051.7	(912.6)	(32.8)	49.2	549.9	(500.6)	(48.8)
Others	0.1	5.1	(5.0)	(114.3)	0.4	0.2	0.2	7.4
Total	369.8	1,220.0	(850.2)	(135.0)	148.7	626.0	(477.3)	(86.1)

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	Mar. 31, 2015				Mar. 31, 2014

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	4,581.1	18,837.9	7,606.3	31,025.3	3,865.0	18,137.6	7,007.1	29,009.6
Receivable floating rate / payable fixed rate	1,501.4	7,384.3	7,360.5	16,246.2	652.1	8,229.1	6,842.0	15,723.1
Receivable floating rate / payable floating rate	3.6	-	-	3.6	10.4	-	-	10.4

Total	6,086.1	26,222.2	14,966.8	47,275.1	4,527.5	26,366.7	13,849.1	44,743.2

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

			(Millions of yen)

		Mar. 31, 2015	Change	Mar. 31, 2014
Fair value of plan assets	(A)	1,421,268	257,434	1,163,834
Projected benefit obligation	(B)	1,083,109	(6,177)	1,089,286
Net surplus (deficit)	(A-B)	338,159	263,612	74,547
Net defined benefit asset		376,255	256,323	119,932
Net defined benefit liability		38,096	(7,289)	45,385

Measurements of defined benefit plans (before tax effect deduction)		(70,594)	(185,645)	115,051
	Unrecognized prior service cost (deductible from the obligation)	(956)	190	(1,146)
	Unrecognized net actuarial gain (loss)	(69,637)	(185,835)	116,198
Note:	As of the beginning of FY3/2015, Net defined benefit asset increased by 49,052 million yen and Net defined benefit liability decreased by 3,646 million yen according to the revised “Accounting Standard for Retirement Benefits.”
(2) Retirement benefit expenses
		(Millions of yen)

		FY3/2015	Change	FY3/2014
Retirement benefit expenses		47,172	(12,962)	60,134
SMBC non-consolidated
(1) Projected benefit obligation
		(Millions of yen)

		Mar. 31, 2015	Change	Mar. 31, 2014
Projected benefit obligation	(A)	915,682	(11,576)	927,258
<Discount rate>		<1.00%>	<(0.50)%>	<1.50%>
Fair value of plan assets	(B)	1,273,319	233,805	1,039,514
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	293,082	66,467	226,615
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(64,553)	(178,913)	114,360
Note:	As of the beginning of FY3/2015, Prepaid pension cost increased by 50,032 million yen according to the revised “Accounting Standard for Retirement Benefits.”

(2) Retirement benefit expenses
		(Millions of yen)

		FY3/2015	Change	FY3/2014
Retirement benefit expenses		32,346	(10,266)	42,612
	Service cost	23,991	1,383	22,608
	Interest cost on projected benefit obligation	11,316	(3,090)	14,406
	Expected returns on plan assets	(31,146)	(2,783)	(28,363)
	Amortization of unrecognized prior service cost	-	-	-
	Amortization of unrecognized net actuarial gain (loss)	22,385	(10,778)	33,163
	Others	5,798	5,000	798

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 160.7 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.
(Bankrupt/Effectively bankrupt borrowers: 2.2 billion yen, Potentially bankrupt borrowers: 4.3 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.8 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Mar. 31, 2015			Mar. 31, 2014
	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	35,861	0.0	(3,740)	39,601	0.1
Non-accrual loans	774,058	1.1	(103,267)	877,325	1.3
Past due loans (3 months or more)	13,714	0.0	(965)	14,679	0.0
Restructured loans	278,622	0.4	(110,467)	389,089	0.6
Total	1,102,256	1.5	(218,439)	1,320,695	1.9

Total loans (period-end balance)	73,068,240	100.0	4,840,552	68,227,688	100.0
Amount of direct reduction	325,980		(128,630)	454,610

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2015			Mar. 31, 2014
	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	30,122	0.0	295	29,827	0.0
Non-accrual loans	552,933	0.8	(61,745)	614,678	1.0
Past due loans (3 months or more)	4,932	0.0	(1,588)	6,520	0.0
Restructured loans	115,919	0.2	(70,275)	186,194	0.3
Total	703,907	1.0	(133,314)	837,221	1.3

Total loans (period-end balance)	68,274,308	100.0	4,903,630	63,370,678	100.0
Amount of direct reduction	149,442		(81,965)	231,407

10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Mar. 31, 2015			Mar. 31, 2014
	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	671,248	60.90	(76,288)	747,536	56.60
General reserve	387,047		(86,112)	473,159
Specific reserve	283,481		9,852	273,629
Loan loss reserve for specific overseas countries	719		(28)	747
Amount of direct reduction	363,585		(147,458)	511,043

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2015			Mar. 31, 2014
	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	394,140	55.99	(78,408)	472,548	56.44
General reserve	231,030		(81,745)	312,775
Specific reserve	162,390		3,365	159,025
Loan loss reserve for specific overseas countries	719		(28)	747
Amount of direct reduction	160,661		(94,607)	255,268

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	152,036	(51,545)	203,581
Doubtful assets	727,986	(34,290)	762,276
Substandard loans	294,756	(112,717)	407,473
Total (A)	1,174,779	(198,551)	1,373,330

Normal assets	83,475,568	6,076,592	77,398,976
Grand total (B)	84,650,348	5,878,041	78,772,307
NPL ratio (A/B)	1.39	(0.35)	1.74

	(Millions of yen)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Total coverage (C)	976,719	(173,254)	1,149,973
Reserve for possible loan losses (D)	283,665	(24,455)	308,120
Amount recoverable by guarantees, collateral and others (E)	693,053	(148,800)	841,853

			(%)
Coverage ratio (C) / (A)	83.14	(0.60)	83.74
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	116.13	0.40	115.73

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	58.89	0.92	57.97
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	139.34	(1.31)	140.65

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	92,996	(21,272)	114,268
Doubtful assets	555,150	(19,279)	574,429
Substandard loans	120,851	(71,864)	192,715
Total (A)	768,998	(112,415)	881,413

Normal assets	78,132,366	6,225,350	71,907,016
Grand total (B)	78,901,365	6,112,935	72,788,430
NPL ratio (A/B)	0.97	(0.24)	1.21
Note:	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	(Millions of yen)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Total coverage (C)	674,199	(106,223)	780,422
Reserve for possible loan losses* (D)	193,278	(19,683)	212,961
Amount recoverable by guarantees, collateral and others (E)	480,920	(86,541)	567,461
* Sum of general reserve for substandard loans and specific reserve

			(%)
Coverage ratio (C) / (A)	87.67	(0.87)	88.54
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	113.79	(4.20)	117.99

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	67.10	(0.73)	67.83
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	136.82	(13.70)	150.52

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2015 (a)	(a) - (b)	NPLs newly classified during FY3/2015	Amount of off-balancing	Mar. 31, 2014 (b)
Bankrupt and quasi-bankrupt assets	93.0	(21.3)	23.3	(44.6)	114.3
Doubtful assets	555.1	(19.3)	167.3	(186.6)	574.4
Total	648.1	(40.6)	(*1) 190.6	(*1) (231.2)	688.7

Result of measures connected to off-balancing (*2)	76.3				83.2

	Disposition by borrowers’ liquidation			(19.7)
Breakdown of off-balancing by factor (*3)	Reconstructive disposition			(22.9)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(56.5)
	Direct write-offs			104.4
	Others			(236.5)
		Collection / repayment, etc.		(164.1)
		Improvement in debtors’ performance		(72.4)

	Total			(231.2)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2014 and off-balanced in the six months ended Mar. 31, 2015 was 28.6 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen,	%)

	Mar. 31, 2015			Mar. 31, 2014
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	49,346,549	100.0	1,155,227	48,191,322	100.0
Manufacturing	5,622,478	11.4	45,740	5,576,738	11.6
Agriculture, forestry, fisheries and mining	129,596	0.3	(27,759)	157,355	0.3
Construction	713,769	1.4	10,471	703,298	1.5
Transportation, communications and public enterprises	4,322,866	8.8	3,777	4,319,089	9.0
Wholesale and retail	4,015,619	8.1	143,896	3,871,723	8.0
Finance and insurance	7,284,507	14.8	556,826	6,727,681	14.0
Real estate and goods rental and leasing	6,524,281	13.2	294,966	6,229,315	12.9
Various services	3,634,027	7.4	(51,101)	3,685,128	7.6
Municipalities	1,070,825	2.2	48,008	1,022,817	2.1
Others	16,028,577	32.4	130,402	15,898,175	33.0
Overseas offices and Japan offshore banking accounts	18,927,759	100.0	3,748,404	15,179,355	100.0
Public sector	52,598	0.3	6,984	45,614	0.3
Financial institutions	1,557,891	8.2	305,578	1,252,313	8.3
Commerce and industry	15,603,083	82.4	3,105,696	12,497,387	82.3
Others	1,714,185	9.1	330,145	1,384,040	9.1
Total	68,274,308	-	4,903,630	63,370,678	-

Risk-monitored loans					(Millions of yen,	%)
	Mar. 31, 2015			Mar. 31, 2014
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	625,248	100.0	(161,724)	786,972	100.0
Manufacturing	88,923	14.2	(20,509)	109,432	13.9
Agriculture, forestry, fisheries and mining	4,746	0.8	3,645	1,101	0.1
Construction	21,189	3.4	(25,527)	46,716	5.9
Transportation, communications and public enterprises	105,123	16.8	3,189	101,934	13.0
Wholesale and retail	105,931	16.9	(26,035)	131,966	16.8
Finance and insurance	3,876	0.6	(1,649)	5,525	0.7
Real estate and goods rental and leasing	128,093	20.5	(73,077)	201,170	25.6
Various services	89,896	14.4	(17,395)	107,291	13.6
Municipalities	-	-	-	-	-
Others	77,468	12.4	(4,364)	81,832	10.4
Overseas offices and Japan offshore banking accounts	78,659	100.0	28,411	50,248	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	64,523	82.0	14,275	50,248	100.0
Others	14,136	18.0	14,136	-	-
Total	703,907	-	(133,314)	837,221	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

	(Millions of yen, %)
	Mar. 31, 2015			Mar. 31, 2014
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	688,535	72.1	(141,791)	830,326
Manufacturing	92,141	65.1	(22,630)	114,771
Agriculture, forestry, fisheries and mining	4,925	100.0	3,824	1,101
Construction	21,237	56.9	(25,544)	46,781
Transportation, communications and public enterprises	128,011	85.1	25,806	102,205
Wholesale and retail	111,031	62.3	(25,946)	136,977
Finance and insurance	4,589	95.8	(1,693)	6,282
Real estate and goods rental and leasing	156,297	59.3	(74,527)	230,824
Various services	91,277	63.0	(16,489)	107,766
Municipalities	-	-	-	-
Others	79,024	100.0	(4,590)	83,614
Overseas offices and Japan offshore banking accounts	80,463	49.4	29,376	51,087
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	66,326	43.4	15,239	51,087
Others	14,136	70.4	14,136	-
Total	768,998	67.1	(112,415)	881,413

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

		(Millions of yen)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Consumer loans	14,347,459	(374,774)	14,722,233
Housing loans	13,437,910	(403,478)	13,841,388
Self-residential purpose	10,788,338	(301,638)	11,089,976
Other consumer loans	909,548	28,704	880,844
(4) Loans to small- and medium-sized enterprises, etc.
		(Millions of yen, %)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Outstanding balance	33,498,552	407,997	33,090,555
Ratio to total loans	67.9	(0.8)	68.7
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2015			Mar. 31, 2014
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,036,164	31.4	1,133,823	4,902,341	31.2
Indonesia	358,497	1.9	147,760	210,737	1.3
Thailand	783,660	4.1	174,816	608,844	3.9
Korea	376,111	1.9	45,407	330,704	2.1
Hong Kong	1,634,584	8.5	345,840	1,288,744	8.2
China	406,672	2.1	69,685	336,987	2.2
Singapore	1,162,156	6.0	198,273	963,883	6.1
India	472,669	2.5	15,756	456,913	2.9
Others	841,815	4.4	136,286	705,529	4.5
Oceania	1,390,901	7.2	261,926	1,128,975	7.2
Australia	1,275,642	6.6	259,416	1,016,226	6.5
Others	115,259	0.6	2,510	112,749	0.7
North America	5,654,307	29.4	1,224,313	4,429,994	28.2
Central and South America	1,562,968	8.1	276,940	1,286,028	8.2
Brazil	266,560	1.4	95,048	171,512	1.1
Panama	593,197	3.1	13,025	580,172	3.7
Others	703,211	3.6	168,867	534,344	3.4
Western Europe	3,028,580	15.7	505,225	2,523,355	16.0
Eastern Europe	570,627	3.0	(64,296)	634,923	4.0
Russia	524,285	2.7	(39,549)	563,834	3.6
Others	46,342	0.3	(24,747)	71,089	0.4
Others	1,010,726	5.2	189,265	821,461	5.2

Total	19,254,273	100.0	3,527,196	15,727,077	100.0

 Note:    Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2015			Mar. 31, 2014
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	80,463	49.4	29,376	51,087
Asia	14,451	62.5	12,238	2,213
Ocenia	-	-	-	-
North America	9,934	99.8	7,787	2,147
Central and South America	10,911	68.0	4,955	5,956
Western Europe	17,603	27.2	14,309	3,294
Eastern Europe	-	-	-	-
Others	27,562	49.4	(9,913)	37,475

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio

		= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	FY3/2015		FY3/2014
	(a)	(a) - (b)	(b)
Deposits	84,007,587	3,929,066	80,078,521
Domestic units	70,404,105	1,586,799	68,817,306

Loans	66,095,232	4,139,770	61,955,462
Domestic units	45,297,845	(72,890)	45,370,735
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen	)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Deposits	91,337,714	7,200,375	84,137,339
Domestic deposits (excluding Japan offshore banking accounts)	77,789,098	3,136,044	74,653,054
Individuals	41,768,103	1,608,524	40,159,579
Corporates	36,020,995	1,527,520	34,493,475

Loans	68,274,308	4,903,630	63,370,678
Domestic offices (excluding Japan offshore banking accounts)	49,346,549	1,155,227	48,191,322
Overseas offices and Japan offshore banking accounts	18,927,759	3,748,404	15,179,355
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen	)
	Mar. 31, 2015		Mar. 31, 2014
	(a)	(a) - (b)	(b)
Balance of investment trusts	3,080.1	(166.1)	3,246.2
Balance to individuals	2,689.7	(203.7)	2,893.4
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen	)
	FY3/2015		FY3/2014
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	819.4	(399.7)	1,219.1

Sales of pension-type insurance to individuals	182.7	63.8	118.9

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2015	Change from Mar. 31, 2014	Mar. 31, 2014

(a) Total deferred tax assets	(b-c)	1	246.7	(126.0)	372.7

(b) Subtotal of deferred tax assets		2	547.8	(186.0)	733.8
Reserve for possible loan losses and write-off of loans		3	155.1	(65.6)	220.7

Taxable write-off of securities		4	251.8	(48.6)	300.4

Others		5	140.9	(71.8)	212.7

(c) Valuation allowance		6	301.1	(60.0)	361.1

(d) Total deferred tax liabilities		7	691.6	289.2	402.4

Net unrealized gains on other securities		8	636.4	293.8	342.6

Others		9	55.2	(4.6)	59.8

Net deferred tax assets	(a-d)	10	(444.9)	(415.2)	(29.7)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(626.3)	(318.4)	(307.9)

Others		12	181.4	(96.8)	278.2

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA*. SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

* JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final return before deducting operating loss carryforwards for the last 3 years

(Billions of yen)

	FY3/2013	FY3/2014	FY3/2015
Income of final return before deducting operating loss carryforwards	658.4	501.8	651.9

Note:	The figure for FY3/2015 is estimated.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated			(Billions of yen, %)
	Mar. 31, 2015 [Preliminary]		Mar. 31, 2014
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	16.58	1.07	15.51

(2) Tier 1 capital ratio (5) / (7)	12.89	0.70	12.19

(3) Common equity Tier 1 capital ratio (6) / (7)	11.30	0.67	10.63

(4) Total capital	10,965.9	1,404.5	9,561.4

(5) Tier 1 capital	8,528.6	1,014.3	7,514.3

(6) Common equity Tier 1 capital	7,476.5	925.7	6,550.8

(7) Risk weighted assets	66,136.8	4,513.5	61,623.3

(8) Required capital (7) X 8%	5,290.9	361.1	4,929.9

SMBC consolidated

(1) Total capital ratio	17.93	0.85	17.08

(2) Tier 1 capital ratio	13.91	0.48	13.43

(3) Common equity Tier 1 capital ratio	12.61	0.34	12.27

SMBC non-consolidated

(1) Total capital ratio	18.89	0.59	18.30

(2) Tier 1 capital ratio	14.26	0.24	14.02

(3) Common equity Tier 1 capital ratio	12.80	0.33	12.47

18. ROE

Consolidated			(%)

	FY3/2015		FY3/2014
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	11.2	(2.6)	13.8

Note:

ROE (denominator: Total stockholders’ equity)	=	Net income	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2016

(1) Earnings targets

Consolidated			(Billions of yen)
	FY3/2016		FY3/2015
	Interim		Result
Ordinary profit	620.0	1,240.0	1,321.2
Profit attributable to owners of parent*	380.0	760.0	753.6
*	The presentation of Net income is revised from the fiscal year beginning on April 1st, 2015 in accordance with the Revision of Accounting Standard for Business Combinations (ASBJ Statement No. 21, revised on September 13, 2013) and related rules

SMBC non-consolidated			(Billions of yen)
	FY3/2016		FY3/2015
	Interim		Result
Gross banking profit	800.0	1,580.0	1,634.3
Expenses	(410.0)	(820.0)	(791.2)
Banking profit (before provision for general reserve for possible loan losses)	390.0	760.0	843.1
Total credit cost	5.0	0.0	80.1
Ordinary profit	390.0	740.0	956.0
Net income	280.0	510.0	643.0

(2) Dividends forecast

(Yen)
	FY3/2016		FY3/2015
	Interim	Annual
Dividend per share for common stock	75	150	140

Reference:			(Billions of yen)
	FY3/2016		FY3/2015
	Interim	Annual
Total dividend	105.8	211.5	197.4

Sumitomo Mitsui Financial Group

Reference 1: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen	)

	Mar. 31, 2015 (A)	Mar. 31, 2014 (B)	Change (A-B)
Assets
Cash and due from banks	37,008,665	30,133,257	6,875,408
Call loans	539,916	557,619	(17,703)
Receivables under resale agreements	417,473	455,595	(38,122)
Receivables under securities borrowing transactions	2,012,795	643,127	1,369,668
Bills bought	-	20,091	(20,091)
Monetary claims bought	1,047,498	873,331	174,167
Trading assets	3,627,862	3,220,669	407,193
Money held in trust	-	2,060	(2,060)
Securities	29,985,267	27,317,549	2,667,718
Loans and bills discounted	68,274,308	63,370,678	4,903,630
Foreign exchanges	1,798,843	1,698,141	100,702
Other assets	2,460,344	1,298,327	1,162,017
Tangible fixed assets	812,383	753,279	59,104
Intangible fixed assets	200,966	182,351	18,615
Prepaid pension cost	293,082	226,615	66,467
Customers’ liabilities for acceptances and guarantees	6,721,131	5,767,068	954,063
Reserve for possible loan losses	(394,140)	(472,548)	78,408
Reserve for possible losses on investments	(82,321)	(80,785)	(1,536)
Total assets	154,724,079	135,966,434	18,757,645

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2015 (A)	Mar. 31, 2014 (B)	Change (A-B)
Liabilities
Deposits	91,337,714	84,137,339	7,200,375
Negotiable certificates of deposit	14,022,064	14,020,505	1,559
Call money	4,579,940	3,265,929	1,314,011
Payables under repurchase agreements	350,010	1,126,120	(776,110)
Payables under securities lending transactions	5,113,896	3,390,533	1,723,363
Commercial paper	2,551,652	1,806,866	744,786
Trading liabilities	2,754,739	2,400,057	354,682
Borrowed money	8,096,070	5,091,006	3,005,064
Foreign exchanges	1,172,969	490,873	682,096
Short-term bonds	25,000	25,000	-
Bonds	5,095,577	4,501,843	593,734
Due to trust account	717,529	698,953	18,576
Other liabilities	3,672,970	2,071,738	1,601,232
Reserve for employee bonuses	13,738	12,112	1,626
Reserve for executive bonuses	644	610	34
Reserve for point service program	1,119	1,338	(219)
Reserve for reimbursement of deposits	19,589	13,650	5,939
Deferred tax liabilities	444,863	29,744	415,119
Deferred tax liabilities for land revaluation	34,141	37,782	(3,641)
Acceptances and guarantees	6,721,131	5,767,068	954,063
Total liabilities	146,725,363	128,889,073	17,836,290
Net assets
Capital stock	1,770,996	1,770,996	-
Capital surplus	2,481,273	2,481,273	-
Capital reserve	1,771,043	1,771,043	-
Other capital surplus	710,229	710,229	-
Retained earnings	2,327,186	2,137,235	189,951
Other retained earnings	2,327,186	2,137,235	189,951
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	2,105,685	1,915,734	189,951
Treasury stock	(210,003)	(210,003)	-
Total stockholders’ equity	6,369,453	6,179,502	189,951

Net unrealized gains (losses) on other securities	1,726,573	926,836	799,737
Net deferred gains (losses) on hedges	(124,906)	(53,158)	(71,748)
Land revaluation excess	27,593	24,180	3,413
Total valuation and translation adjustments	1,629,261	897,858	731,403
Total net assets	7,998,715	7,077,360	921,355
Total liabilities and net assets	154,724,079	135,966,434	18,757,645

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	FY3/2015 (A)	FY3/2014 (B)	Change (A-B)

Ordinary income	2,370,998	2,342,582	28,416

Interest income	1,455,992	1,367,602	88,390

Interest on loans and discounts	990,485	945,454	45,031

Interest and dividends on securities	356,754	334,755	21,999

Trust fees	1,872	1,972	(100)

Fees and commissions	517,528	513,309	4,219

Trading income	12,799	37,059	(24,260)

Other operating income	194,059	142,006	52,053

Other income	188,745	280,632	(91,887)

Ordinary expenses	1,415,005	1,390,065	24,940

Interest expenses	334,564	302,697	31,867

Interest on deposits	71,588	62,784	8,804

Fees and commissions payments	167,548	155,957	11,591

Trading losses	-	280	(280)

Other operating expenses	45,855	44,833	1,022

General and administrative expenses	820,216	780,534	39,682

Other expenses	46,820	105,763	(58,943)

Ordinary profit	955,992	952,516	3,476

Extraordinary gains	356	2,365	(2,009)

Extraordinary losses	8,700	8,399	301

Income before income taxes	947,648	946,483	1,165

Income taxes - current	224,845	182,869	41,976

Income taxes - deferred	79,787	158,358	(78,571)

Total income taxes	304,632	341,228	(36,596)

Net income	643,015	605,255	37,760

Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2015	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,915,734	(210,003)	6,179,502
Cumulative effects of changes in accounting policies						32,236		32,236
Restated balance	1,770,996	1,771,043	710,229	1,656	219,845	1,947,970	(210,003)	6,211,738
Changes in the period
Cash dividends						(485,448)		(485,448)
Net income						643,015		643,015
Reversal of land revaluation excess						148		148
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	157,715	-	157,715
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	2,105,685	(210,003)	6,369,453

				(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	926,836	(53,158)	24,180	897,858	7,077,360
Cumulative effects of changes in accounting policies					32,236
Restated balance	926,836	(53,158)	24,180	897,858	7,109,597
Changes in the period
Cash dividends					(485,448)
Net income					643,015
Reversal of land revaluation excess					148
Net changes in items other than stockholders’ equity in the period	799,736	(71,747)	3,413	731,403	731,403
Net changes in the period	799,736	(71,747)	3,413	731,403	889,118
Balance at the end of the period	1,726,573	(124,906)	27,593	1,629,261	7,998,715

Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

Reference 2: Exposure to securitized products

1. Securitized products	Managerial accounting basis

Consolidated	(Billions of yen)

	Mar. 31, 2015						Mar 31, 2014
	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write- offs)
			Overseas					Overseas
		Change from Mar. 2014		Change from Mar. 2014		Change from Mar. 2014

Cards, etc.	166.1	18.8	161.6	22.5	0.2	(0.8)	147.2	139.1	1.0

CLO	25.3	24.7	25.3	24.7	1.2	(0.8)	0.6	0.6	2.0

CMBS	10.8	1.5	10.8	1.5	0.5	(0.0)	9.3	9.3	0.5

RMBS, etc.	29.6	5.4	29.6	5.4	0.2	0.1	24.2	24.2	0.2

Total	231.7	50.5	227.2	54.1	2.1	(1.6)	181.3	173.1	3.7

Notes	1.	Balance of ABCP is 0 yen.
	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated				(Billions of yen)
	Mar. 31, 2015				Mar 31, 2014
	Loans		Undrawn commitments		Loans	Undrawn commitments
		Change from Mar. 2014		Change from Mar. 2014

Europe	119.6	(25.9)	40.0	17.7	145.5	22.3

Japan	286.0	9.9	52.5	27.2	276.2	25.3

United States	138.6	14.8	77.5	(30.5)	123.9	108.0

Asia (ex. Japan)	71.6	14.2	4.5	(0.3)	57.4	4.8

Total	615.9	12.9	174.5	14.1	603.0	160.4